Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial/Science/Medical Editors:
    Vasogen and Grupo Ferrer Form Collaboration to Commercialize
    Celacade(TM) in the European Union

    - Vasogen to host Conference Call today at 9:00 a.m. (ET) -

    TORONTO, April 18 /CNW/ - Vasogen Inc. (NASDAQ:VSGND; TSX:VAS) today announced a collaboration with Grupo Ferrer Internacional, S.A. ("Ferrer"), a leading European pharmaceutical and medical devices company, to commercialize
Vasogen's Celacade(TM) technology for the treatment of chronic heart failure in the European Union and in certain Latin American countries. Under the agreement, Vasogen will receive 45% of Celacade revenues generated by Ferrer, as set out below, for a period five years from the date of first commercial sale on a country-specific basis, and will receive 42% of such revenues thereafter. Ferrer will be responsible for the costs associated with the launch and marketing of Celacade in Europe and certain Latin American countries. Vasogen will also receive milestone payments based on Ferrer's achievement of first commercial sales of Celacade on a country-specific basis, and on reaching pre-specified sales thresholds. Chronic heart failure is a leading cause of morbidity and mortality throughout the western world and affects over 6 million people in Europe alone.
    "Chronic heart failure is a major healthcare challenge in the industrialized world and this agreement represents a significant economic opportunity for our Celacade technology - a first-in-class therapeutic entrant," commented Terry Gregg, President, Chief Executive Officer, and
Chairman of Vasogen. "Given Grupo Ferrer's proven ability to successfully introduce new healthcare technologies into the large markets of Europe and
Latin America, we are extremely excited about this partnership and look forward to the initial commercialization of Celacade later this year."
    "Having followed the development of Celacade for several years, we are very enthusiastic about the opportunity for Grupo Ferrer to market this new immuno-modulatory strategy to the cardiology community of Europe and Latin
America," stated Dr. Carlos de Lecea, Vice President International & Business
Development at Ferrer. "Celacade offers cardiologists an entirely new way to target the pathological inflammatory processes of heart failure not addressed by available therapies, and given the magnitude of the heart failure problem, we see a large economic opportunity for both Vasogen and Ferrer."
    Vasogen will host a conference call and web cast today (Wednesday,
April 18, 2007) at 9:00 a.m. ET, to discuss the collaboration.
    Interested parties are invited to participate by connecting 10 minutes prior to the start of the call to one of the following:

    <<
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    Audio Web Cast:                                         www.vasogen.com
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    Direct Dial:                                               416-695-6130
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    Toll-free:                                               1-888-789-0150
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    A re-broadcast of the conference call may be accessed by:

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    Audio Web Cast                                          www.vasogen.com
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    Direct Dial:                                               416-695-6034
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    Toll-free                                                1-877-605-9320
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    Pin Code:                              3259 followed by the number sign
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    >>

    Vasogen/Ferrer Collaboration:
    Under the agreement, Ferrer will have the exclusive rights to market
Celacade for the treatment of chronic heart failure and other cardiovascular conditions in specified countries of Europe, including Germany, Spain,
Portugal, France, and Italy, and certain countries in Latin America, including
Mexico, Brazil, Argentina, and Venezuela. Vasogen has already received
European Union (EU) regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the European Union. Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the EU.
Under the agreement, the commercial launch strategy for Celacade in Europe will involve an initial commercialization phase during which Ferrer will target key opinion leaders in the major markets of Europe to ensure support for expanded use of Celacade within the broader cardiology community. Ferrer expects to commence the initial commercialization phase in the second half of
2007. Following the completion of the initial commercialization phase, Vasogen will receive 45% of Celacade revenues generated by Ferrer through the sale of
Celacade single-use disposable cartridges, one of which is required for the delivery of each Celacade monthly treatment. After a period five years from the date of the first commercial sale on a country-specific basis, Vasogen's share of the revenues will be 42%. Also under the terms of the agreement,
Ferrer will be financially responsible for all costs associated with the launch and marketing of Celacade. Vasogen will receive milestone payments based on Ferrer's achievement of first commercial sales of Celacade on a country-specific basis, and on reaching pre-specified sales thresholds.

    About Celacade:
    Therapy utilizing the Celacade technology targets the inflammation underlying chronic heart failure and other cardiovascular diseases.
Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells release a number of factors, including cytokines -
potent chemical messengers that modulate inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.
    During a brief outpatient procedure, a small sample of a patient's blood is drawn into Vasogen's Celacade single-use disposable cartridge and exposed to controlled oxidative stress utilizing Vasogen's proprietary Celacade medical device technology. Oxidative stress is a factor known to initiate apoptosis, a physiologic process that is inherently anti-inflammatory. The treated blood is then administered to the same patient intramuscularly. An initial course of treatment comprising three consecutive outpatient procedures is administered over a two-week period, and treatments are continued once per month thereafter.

    About Grupo Ferrer Internacional, S.A.:
    Grupo Ferrer Internacional is a privately held European research and commercial development based pharmacochemical and medical devices company headquartered in Barcelona, Spain. Ferrer operates today in over 60 countries with the overall aim to improve people's health and quality of life. Based on its policy of continuous expansion throughout the world, Ferrer has established strong industrial and commercial operations in Europe and has extensive commercial experience in Latin America, Africa, and in the Middle and Far East. Ferrer has licensing, distribution, and marketing agreements with large multinational pharmaceutical companies, as well as mid-size firms including AstraZeneca, Astellas, Johnson & Johnson, Merck Sharp & Dohme,
Novartis, Roche, Sanofi-Aventis, Solvay, Cephalon, United Therapeutics, and
The Medicines Co., among others.
    In addition to its commercial operations, Grupo Ferrer operates pharmaceutical research and development facilities in Barcelona, Spain and
Alsdorf, Germany. The research facilities in Barcelona manage all aspects of drug development from concept through to clinical development and product registration. The Alsdorf facility is specialized in new applications of pharmaceutical technology. Grupo Ferrer also has established research collaborations with a large number of pharmaceutical companies and universities throughout the world.

    About Vasogen:
    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade is in late-stage clinical development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release, the upcoming conference call and web cast, or elsewhere in our public documents constitute
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995 and/or "forward-looking information"
under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of
Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should",
"expects", "plans", "anticipates", "believes", "estimated", "predicts",
"potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the
ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the
Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information
Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 07:13e 18-APR-07